Shanda Games Reports Fourth Quarter and Full Year 2013 Unaudited Results

Hong Kong, China—March 21, 2014—Shanda Games Limited (“Shanda Games,” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the fourth quarter and full year 2013 ended December 31, 2013.

Fourth Quarter Non-GAAP Financial Highlights (1)

•	Net revenues were RMB1,029.3 million (US$168.8 million), down 8.5% QoQ and 6.0% YoY.
•	Gross profit was RMB789.6 million (US$129.6 million), down 3.5% QoQ and 8.0% YoY. Gross margin was 76.7%, compared with 72.8% in Q3 2013 and 78.4% in Q4 2012.
•	Operating income was RMB432.9 million (US$71.1 million), down 10.4% QoQ and 16.1% YoY. Operating margin was 42.1%, compared with 43.0% in Q3 2013 and 47.1% in Q4 2012.
•	Net income attributable to the Company’s shareholders was RMB361.6 million (US$59.4 million), down 15.7% QoQ and 8.2% YoY. Net margin was 35.1%, compared with 38.1% in Q3 2013 and 36.0% in Q4 2012.
•	Earnings per diluted ADS were RMB1.34 (US$0.22), compared with RMB1.60 in Q3 2013 and RMB1.46 in Q4 2012.

Fourth Quarter GAAP Financial Highlights (1)

•	Net revenues were RMB1,029.3 million (US$168.8 million), down 8.5% QoQ and 6.0% YoY.
—	Massively multi-player online (MMO) game revenues were RMB898.5 million (US$147.4 million), down 6.4% QoQ and 14.0% YoY.
—	Mobile game revenues were RMB120.9 million (US$19.8 million), down 21.0% QoQ and up 1,374.4% from RMB8.2 million a year ago.
—	Other revenues were RMB9.9 million (US$1.6 million), down 16.8% QoQ and 76.3% YoY.
•	Gross profit was RMB773.4 million (US$126.9 million), down 3.6% QoQ and 7.7% YoY. Gross margin was 75.1%, compared with 71.3% in Q3 2013 and 76.5% in Q4 2012.
•	Operating income was RMB398.6 million (US$65.4 million), down 10.4% QoQ and 15.6% YoY. Operating margin was 38.7%, compared with 39.5% in Q3 2013 and 43.1% in Q4 2012.
•	Net income attributable to the Company’s shareholders was RMB335.3 million (US$55.0 million), down 15.9% QoQ and 6.2% YoY. Net margin was 32.6%, compared with 35.5% in Q3 2013 and 32.6% in Q4 2012.
•	Earnings per diluted ADS were RMB1.24 (US$0.20), compared with RMB1.50 in Q3 2013 and RMB1.32 in Q4 2012.

Fourth Quarter Operating Highlights (1)

•	MMO games operated in China and overseas:
—	Average Monthly Active Users (average MAU) decreased 3.8% QoQ from 18.4 million to 17.7 million, primarily due to the typical effects of seasonality as the third quarter includes China’s school summer holidays and therefore allows the Company to attract more users than the fourth quarter.
—	Average Monthly Paying Users (average MPU) remained essentially flat QoQ at 2.9 million.
—	Monthly Average Revenue per Paying User (ARPU) decreased 7.1% QoQ from RMB105.9 to RMB98.4, mainly due to a revenue decline in several key games as the Company continued decelerating monetization of these games to ensure a longer lifecycle as well as the typical effects of seasonality.

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•	Mobile games operated in China and overseas:
—	Average Daily Active Users (average DAU) decreased 2.8% QoQ from 574,900 to 558,900, mainly due to a decline in users of “Million Arthur” in China and Korea in Q4 2013.
—	Average Revenue per Daily Active User (ARDAU) decreased 18.7% QoQ from RMB2.9 to RMB2.4, primarily as a result of overseas users spending less on the purchase of in-game items.

Full Year 2013 Non-GAAP Financial Highlights (1)

•	Net revenues decreased 7.9% YoY to RMB4,344.7 million (US$712.6 million).
•	Gross profit decreased 10.4% YoY to RMB3,272.8 million (US$536.7 million). Gross margin was 75.3%, compared with 77.4% in 2012.
•	Operating income decreased 18.5% YoY to RMB1,873.8 (US$307.4 million). Operating margin was 43.1%, compared with 48.8% in 2012.
•	Net income attributable to the Company’s shareholders decreased 11.0% YoY to RMB1,700.8 million (US$279.0 million). Net margin was 39.1%, compared with 40.5% in 2012.
•	Earnings per diluted ADS were RMB6.32 (US$1.04), compared with RMB6.88 in 2012.

Full Year 2013 GAAP Financial Highlights (1)

•	Net revenues decreased 7.9% YoY to RMB4,344.7 million (US$712.6 million).
—	MMO game revenues decreased 16.6% YoY to RMB3,806.3 million (US$624.3 million).
—	Mobile game revenues increased 4,627.5% YoY to RMB482.2 million (US$79.1 million).
—	Other revenues decreased 61.8% YoY to RMB56.2 million (US$9.2 million).
•	Gross profit decreased 9.9% YoY to RMB3,208.9 million (US$526.3 million). Gross margin was 73.9%, compared with 75.5% in 2012.
•	Operating income decreased 18.5% YoY to RMB1,727.9 million (US$283.4 million). Operating margin was 39.8%, compared with 44.9% in 2012.
•	Net income attributable to the Company’s shareholders decreased 10.1% YoY to RMB1,587.8 million (US$260.4 million). Net margin was 36.5%, compared with 37.4% in 2012.
•	Earnings per diluted ADS were RMB5.90 (US$0.96), compared with RMB6.36 in 2012.

(1)	Notes:

1.	Acquisition of Shengzhan and Shengjing.

On August 31, 2013, Shanda Games completed the acquisition of Shengzhan and Shengjing, two affiliates responsible for the operating platform and prepaid card distribution businesses, respectively, from its parent company Shanda Interactive Entertainment Limited (“Shanda Interactive”) (the “Transaction”). As Shanda Games and the acquired affiliates were (and continue to be) under common control by Shanda Interactive both before and after the closing of the acquisition, in accordance with the applicable accounting guidance in the Financial Accounting Standards Board’s Accounting Standards Codification 805-50, the acquisitions have been accounted for as a reorganization of entities under common control and Shanda Games’ unaudited consolidated financial information reported in this press release, unless otherwise stated, has been prepared as if Shengzhan and Shengjing had been owned and operated by Shanda Games throughout the periods presented. For more details regarding the Transaction, please refer to the “Note to the Financial Information” in this press release as well as the Company’s press release dated July 28, 2013.

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2.	Starting with the first quarter of 2013, the Company adjusted the presentation of its financial statements in order to provide investors with a better understanding of the Company’s changing business. Previously, the Company reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two principal revenue categories. Three revenue categories are now being reported. These include MMO game revenues, mobile game revenues, and other revenues. Each of these three categories includes revenues derived inside and outside China. Prior period amounts reported under the pre-Q1 2013 classifications have been reclassified to conform to the current presentation.

3.	MAU refers to the number of users who play the Company’s MMO games during a calendar month. Average MAU is the average of the MAU for each calendar month during a given period.

4.	MPU refers to the number of paying users for the Company’s MMO games during a calendar month. Average MPU is the average of the MPU for each calendar month during a given period.

5.	ARPU refers to (i) the total MMO game revenues for a given period, divided by (ii) the number of months in that period, further divided by (iii) the average MPU during the period.

6.	DAU refers to the number of users who play the Company’s mobile games during a day. Average DAU is the average of the DAU for each day during a given period.

7.	ARDAU refers to (i) the total mobile game revenues for a given period, divided by (ii) the number of days in that period, further divided by (iii) the average DAU during the period. ARDAU reflects overall monetization for mobile game users. DAU and ARDAU are metrics the Company uses most frequently to monitor its mobile game’s performance.

8.	The calculation of MAU, MPU and DAU for the Company’s games in China and overseas does not include user data for games that were licensed to third-party game operators.

“Our mobile game revenues for 2013 grew significantly year-over-year as we worked to expand our mobile game portfolio across multiple regions,” commented Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. “Recently, Shanda Games received seven awards at the China Game Industry Annual Conference, including the Most Anticipated Mobile Game which I believe demonstrates the buzz our future pipeline is currently creating and the direction we are headed in as a company. We continue to expand our mobile game pipeline in China and overseas as we look forward to the launch of our two most anticipated MMO’s, ‘Final Fantasy XIV’ and ‘Dungeon Striker,’ later this year. I am confident that our strategy has aligned our competitive advantages and years of experience with the long-term fundamentals of the online game industry.”

Fourth Quarter 2013 Unaudited Financial Results (GAAP)

Net Revenues. In the fourth quarter of 2013, net revenues were RMB1,029.3 million (US$168.8 million), a decrease of 8.5% from RMB1,124.7 million in the third quarter of 2013 and a decrease of 6.0% from RMB1,095.2 million in the fourth quarter of 2012. MMO game revenues, mobile game revenues, and other revenues accounted for 87.3%, 11.7% and 1.0% of total net revenues, respectively. China revenues and overseas revenues accounted for 91.8% and 8.2% of total net revenues, respectively.

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Net revenues generated from MMO games declined 6.4% quarter-over-quarter and 14.0% year-over-year to RMB898.5 million (US$147.4 million) in the fourth quarter of 2013. The sequential decrease was primarily due to a revenue decline in several key games as the Company continued decelerating monetization of these games to ensure a longer lifecycle as well as the typical effects of seasonality as the third quarter included China’s summer holidays.

Average MAU for MMO games decreased 3.8% quarter-over-quarter to 17.7 million, mainly due to the typical effects of seasonality as the third quarter included China’s summer holidays. Average MPU for MMO games remained essentially flat quarter-over-quarter at 2.9 million. ARPU decreased 7.1% quarter-over-quarter to RMB98.4, primarily due to the Company’s strategy to decelerate monetization for several key games and a weaker seasonality in the fourth quarter.

Net revenues generated from mobile games were RMB120.9 million (US$19.8 million) in the fourth quarter of 2013, a decrease of 21.0% from RMB153.0 million in the third quarter of 2013 and an increase of more than 13 times from RMB8.2 million in the fourth quarter of 2012. The quarter-over-quarter decrease was primarily due to a decline in revenue contribution from “Million Arthur” in China and overseas.

Average DAU for mobile games was 558,900 in the fourth quarter of 2013, representing a 2.8% decrease from 574,900 in the third quarter of 2013. The quarter-over-quarter decrease in average DAU was mainly due to a user decline in mobile games in China and Korea during the fourth quarter of 2013. ARDAU for mobile games decreased 18.7% quarter-over-quarter to RMB2.4, primarily as a result of users spending less on purchasing in-game items in overseas markets.

	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
MMO Games
Average MAU (in millions)	19.1	18.6	18.9	18.4	17.7
Average MPU (in millions)	3.4	3.4	3.2	2.9	2.9
ARPU (RMB)	98.5	93.1	97.5	105.9	98.4
Mobile Games
Average DAU (in thousands)	41.0	290.2	367.2	574.9	558.9
ARDAU (RMB)	2.2	4.1	3.0	2.9	2.4

Other revenues were RMB9.9 million (US$1.6 million) in the fourth quarter of 2013, compared with RMB11.9 million in the third quarter of 2013 and RMB41.7 million in the fourth quarter of 2012.

Cost of Revenues. Cost of revenues for the fourth quarter of 2013 was RMB255.9 million (US$41.9 million), representing decreases of 20.7% from RMB322.6 million in the third quarter of 2013 and 0.6% from RMB257.5 million in the fourth quarter of 2012. The quarter-over-quarter decrease in the cost of revenues was primarily because the Company ceased operating the MMO game “RIFT” in the third quarter of 2013 and therefore accelerated the amortization of the licensing fee paid for “RIFT” during the third quarter of 2013. There were no revenues or associated licensing fee costs from the game in the fourth quarter of 2013. The Company also saw a decline in royalty fees paid to third parties in the fourth quarter of 2013 as a result of decreased revenues from licensed games. Cost of revenues represented 24.9% of net revenues, compared with 28.7% in the third quarter of 2013 and 23.5% in the fourth quarter of 2012.

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Gross Profit. Gross profit for the fourth quarter of 2013 was RMB773.4 million (US$126.9 million), representing decreases of 3.6% from RMB802.1 million in the third quarter of 2013 and 7.7% from RMB837.7 million in the fourth quarter of 2012. Gross margin was 75.1% in the fourth quarter of 2013, compared with 71.3% in the third quarter of 2013 and 76.5% in the fourth quarter of 2012.

Operating Expenses. Total operating expenses for the fourth quarter of 2013 were RMB374.8 million (US$61.5 million), representing an increase of 4.9% from RMB357.4 million in the third quarter of 2013 and an increase of 2.5% from RMB365.6 million in the fourth quarter of 2012. Operating expenses represented 36.4 % of net revenues, an increase from 31.8% in the third quarter of 2013 and 33.4% in the fourth quarter of 2012.

Product development expenses increased 3.9% quarter-over-quarter and decreased 0.1% year-over-year to RMB186.1 million (US$30.5 million) in the fourth quarter of 2013. The sequential increase was primarily due to an increase in bonuses given to research and development employees during the fourth quarter of 2013. Product development expenses represented 18.1% of net revenues, compared with 15.9% in the third quarter of 2013 and 17.0% in the fourth quarter of 2012.

Sales and marketing expenses increased 16.3% quarter-over-quarter and 33.4% year-over-year to RMB121.5 million (US$19.9 million) in the fourth quarter of 2013. The quarter-over-quarter increase in sales and marketing expenses was primarily due to an increase in promotional expenses for existing and upcoming games during the fourth quarter of 2013. Sales and marketing expenses represented 11.8% of net revenues, compared with 9.3% in the third quarter of 2013 and 8.3% in the fourth quarter of 2012.

General and administrative expenses decreased 34.6% quarter-over-quarter and 23.8% year-over-year to RMB67.2 million (US$11.1 million) in the fourth quarter of 2013. The sequential decrease in general and administrative expenses was primarily due to a decrease in sales tax related to inter-Company transactions as a net effect of the receipt of preferred tax status by several subsidiaries in the fourth quarter of 2013. General and administrative expenses accounted for 6.5% of net revenues, compared with 9.1% in the third quarter of 2013 and 8.1% in the fourth quarter of 2012.

Share-based compensation expenses were RMB8.9 million (US$1.5 million) in the fourth quarter of 2013, compared with RMB10.9 million in the third quarter of 2013 and RMB12.2 million in the fourth quarter of 2012.

Operating Income. Operating income for the fourth quarter of 2013 was RMB398.6 million (US$65.4 million), a decrease of 10.4% from RMB444.7 million in the third quarter of 2013 and a decrease of 15.6% from RMB472.1 million in the fourth quarter of 2012. Operating margin was 38.7% in the fourth quarter of 2013, compared with 39.5% in the third quarter of 2013 and 43.1% in the fourth quarter of 2012.

Government Financial Incentives. Government financial incentives totaled RMB49.1 million (US$8.1 million) in the fourth quarter of 2013, compared with RMB48.6 million in the third quarter of 2013 and RMB56.3 million in the fourth quarter of 2012. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

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Other Income (Expense), Net. Other expense was RMB10.8 million (US$1.9 million), compared with other income of RMB15.2 million in the third quarter of 2013 and other expense of RMB36.1 million in the fourth quarter of 2012. The quarter-over-quarter change was mainly due to a gain from the sale of marketable securities in the third quarter of 2013.

Income Tax Expense. Income tax expense for the fourth quarter of 2013 was RMB104.5 million (US$17.1 million), compared with RMB104.6 million in the third quarter of 2013 and RMB148.7 million in the fourth quarter of 2012.

Net income attributable to the Company’s shareholders. Net income attributable to the Company’s shareholders for the fourth quarter of 2013 was RMB335.3 million (US$55.0 million), compared with RMB398.9 million in the third quarter of 2013 and RMB357.4 million in the fourth quarter of 2012. Earnings per diluted ADS in the fourth quarter of 2013 were RMB1.24 (US$0.20), compared with RMB1.50 in the third quarter of 2013 and RMB1.32 in the fourth quarter of 2012.

Net Cash. In the fourth quarter of 2013, the Company generated RMB431.7 million (US$70.8 million) in cash flows from operating activities. The Company’s cash and cash equivalents, time deposits with maturity over one year;short-term investments and restricted cash, net of loans and dividend payable, decreased from RMB2,617.3 million as of September 30, 2013 to RMB1,222.8 million (US$200.4 million) as of December 31, 2013, primarily as a result of the Company paying cash in the amount of US$301.2 million as a partial payment for the acquisition of Shengzhan and Shengjing. Please refer to the “Note to the Financial Information” in this press release for more details.

Full Year 2013 Unaudited Financial Results (GAAP)

Net Revenues. Net revenues for the full year 2013 totaled RMB4,344.7 million (US$712.6 million), a decrease of 7.9% from RMB4,718.6 million in 2012.

Gross Profit. Gross profit for the full year 2013 was RMB3,208.9 million (US$526.3 million), a decrease of 9.9% from RMB3,562.8 million in 2012. Gross margin was 73.9%, compared with 75.5% in 2012.

Operating Income. Operating income for the full year of 2013 was RMB1,727.9 million (US$283.4 million), a decrease of 18.5% from RMB2,120.0 million in 2012. Operating margin was 39.8%, compared with 44.9% in 2012.

Net Income Attributable to Ordinary Shareholders. Net income for the full year 2013 was RMB1,587.8 million (US$260.4 million), a decrease of 10.1% from RMB1,765.4 million in 2012. Net margin was 36.5%, compared with 37.4% in 2012. Earnings per diluted ADS were RMB5.90 (US$0.96), compared with RMB6.36 in 2012.

Net Cash. For the full year 2013, the Company generated RMB1,698.6 million (US$278.6 million) in cash flows from operating activities. The Company’s cash and cash equivalents, time deposits with maturity over one year;short-term investments and restricted cash, net of loans and dividend payable, decreased from RMB3,934.7 million as of December 31, 2012 to RMB1,222.8 million (US$200.4 million) as of December 31, 2013.

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Receipt of Non-Binding Proposal to Acquire the Company

On January 27, 2014, the Company announced that its Board of Directors (the “Board”) had received a preliminary non-binding proposal letter dated January 27th, 2014 (the “Proposal”) from Shanda Interactive Entertainment Limited, the controlling shareholder of the Company, and an affiliate of Primavera Capital Limited (together, the “Consortium”). According to the Proposal, the Consortium proposed to acquire the Company in a “going private” transaction for US$3.45 per class A or class B ordinary share, or US$6.90 per American depositary shares (each representing two class A ordinary shares) (each an “ADS”). Based on the offer price, the Proposal values the Company at approximately US$1.9 billion in fully enlarged equity value. According to the Proposal, the offer price represents a premium of 21.3% to the Company's volume-weighted average price of its ADSs on January 24, 2014 and a premium of 44.4% to the volume-weighted average price of its ADSs during the last 30 trading days.

On January 29, 2014, the Company announced that the Board has formed a special committee of independent directors who are not affiliated to any member of the Consortium (the “Special Committee”) consisting of Andy Lin, Yong Gui and Heng Wing Chan to evaluate the Proposal. The Special Committee subsequently retained Sullivan & Cromwell LLP as its U.S. legal counsel and Bank of America Merrill Lynch as its financial advisor.

The Special Committee has not set a definitive timetable for the completion of its evaluation of the proposed transaction or any other alternative transaction (if any) and does not currently intend to announce developments unless and until an agreement has been reached. There can be no assurance that any definitive offer will be made by the Consortium or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

Recent Business Highlights

November 23, 2013 – Mobile game “Million Arthur” was awarded the 2013 Most Popular Mobile Game in China Award at the Global Mobile Game Developers Conference.

December 3, 2013 – Shanda Games entered into an agreement with SEGA Networks for the operating rights to “Chain Chronicle” in Mainland China, Taiwan, Hong Kong, Macau and South Korea.

December 5, 2013 – Shanda Games launched a 4.5 expansion pack for its 3D fantasy MMO game “AION.” The expansion pack offers players a new “Gundam” occupation and eight new maps.

December 27, 2013 – Shanda Games received seven awards at the China Game Industry Annual Conference. The awards included:

•	Shanda Games – China Top Ten Gaming Brand 2013
•	Shanda Games – China Top Ten Overseas Market Expansion Brand 2013
•	Mr. Xiangdong Zhang, Chief Executive Officer – China Top Ten Most Influential Person in Gaming Industry 2013
•	“Final Fantasy XIV” – Top Ten Most Anticipated Client Game 2014
•	“World Zero (Mobile Version)” – Top Ten Most Anticipated Mobile Game 2014
•	“World Zero” – Top Ten Most Popular Online Client Game 2013
•	“World Zero” – Top Ten Most Popular Domestically Developed Online Game 2013

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January 7, 2014 – SG SEA Sdn Bhd, a subsidiary of Smile Gate, began commercial operation for “Championship Manager Online” in Malaysia and Singapore, a 2D soccer-themed online game licensed from Shanda Games.

January 9, 2014 – Shanda Games began open beta testing for “The Age 3,” an in-house developed martial arts themed 2D MMO game.

February 2, 2014 – Shanda Games launched “The Big Guy II,” a new expansion pack of “Dragon Nest.” The expansion pack offers new classes, occupations, missions and maps.

February 25, 2014 – Shanda Games began open beta testing for “Guardian Cross,” a 2D mobile card game licensed from the leading Japanese game developer, Square Enix.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.0969 to US$1.00 as published by the People’s Bank of China on December 31, 2013. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted into U.S. dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

On August 31, 2013, Shanda Games completed the acquisition of Shengzhan and Shengjing, two affiliates providing operating platform and prepaid card distribution services, respectively, from its parent company Shanda Interactive for an aggregate purchase price of US$812.7 million (the “Transaction”). The purchase price was partially settled in the third quarter of 2013 through (i) a cash payment in the amount of US$201.6 million (reported as an investing cash flow in the accompanying unaudited condensed consolidated statement of cash flows) and (ii) the non-cash exchange of a receivable due from Shanda Interactive in the amount of US$167.6 million. In the fourth quarter of 2013, the Company paid an addition of US$301.2 million to Shanda Interactive as a partial acquisition payment. The remainder of approximately US$142.3 million (reported in “other payables due to related parties” in the accompanying unaudited condensed consolidated balance sheet) will be settled in cash on or before June 30, 2014. For more details regarding the Transaction, please refer to the Company’s press release dated July 28, 2013.

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Shanda Games and the acquired affiliates were, and are, under common control. Accordingly, the Transaction was accounted for as a reorganization of entities under common control, with the acquired assets and liabilities thereof consolidated into Shanda Games’ financial statements at their carrying values (book values). The excess of the purchase price over the net book value of the businesses acquired was recorded in the Company’s consolidated balance sheet at the date of the Transaction in a manner similar to a dividend through a charge to retained earnings, with the residual amount being recorded to appropriate components of equity.

Pursuant to applicable U.S. GAAP principles, the Transaction constituted a “change in reporting entity” for which retrospective consolidation of the commonly controlled businesses is required for all historical periods since the inception of common control by Shanda Interactive. Accordingly, Shanda Games’ unaudited consolidated financial information has been prepared as if the acquired businesses had been part of Shanda Games for all periods presented. Given the acquired businesses are part of Shanda Games’ single vertically integrated business model and will not be evaluated on a separate basis internally for performance measurement, the Company’s online game business continues to be presented as a single operating segment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets, and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company; the expansion into mobile games; the introduction and potential success of new MMO game titles including but not limited to “Final Fantasy XIV” and “Dungeon Striker”; and the expansion into global market represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users; the games fail to meet the expectations of end users; the games that the Company operates overseas or has licensed to partners globally are not well received by end users in these countries; the Company fails to execute its mobile strategy and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5900-1548 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

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SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except for share and per share data)

	December 31	September 30	December 31
	2012 (1)	2013	2013
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,132.4	1,726.3	877.6	143.9
Restricted cash	1.0	-	4.5	0.7
Short-term investments	1,663.3	899.5	1,525.6	250.2
Marketable securities	7.2	-	-	-
Accounts receivable, net of allowance for doubtful accounts	107.5	228.9	193.3	31.8
Accounts receivable due from related parties	89.1	30.8	38.1	6.2
Deferred licensing fees and related costs	7.5	11.2	11.1	1.8
Prepayments and other current assets	193.2	177.4	237.9	39.0
Other receivables due from related parties	2,901.4	58.3	71.2	11.7
Deferred tax assets	79.7	97.8	100.1	16.5
Total current assets	7,182.3	3,230.2	3,059.4	501.8

Time deposits with maturity over one year	-	-	723.0	118.6
Investment in affiliated companies	184.1	202.5	201.7	33.1
Property and equipment	262.1	207.0	191.0	31.3
Intangible assets	579.8	481.6	428.9	70.3
Goodwill	329.2	298.4	299.7	49.2
Long-term deposits	55.6	70.6	31.5	5.2
Other long term assets	202.4	170.2	160.8	26.4
Non-current deferred tax assets	21.0	32.7	31.4	5.1
Total assets	8,816.5	4,693.2	5,127.4	841.0

LIABILITIES
Current liabilities:
Short-term borrowings	1,668.8	-	1,567.9	257.2
Accounts payable	60.1	80.8	85.2	14.0
Accounts payable due to related parties	40.1	18.3	20.7	3.5
Licensing fees payable	160.6	179.0	175.1	28.7
Taxes payable	191.1	157.8	138.3	22.7
Deferred revenue	341.8	322.6	365.4	59.9
Other payables and accruals	644.5	449.7	444.1	72.8
Other payables due to related parties	990.4	2,730.5	870.3	142.7
Dividend payable	11.5	8.5	4.7	0.8
Deferred tax liabilities	53.6	45.0	61.7	10.0
Total current liabilities	4,162.5	3,992.2	3,733.4	612.3

Long-term borrowings	-	-	335.3	55.0
Long-term liabilities	26.0	30.0	33.0	5.4
Non-current deferred tax liabilities	102.4	84.5	76.9	12.6
Non-current deferred revenue	37.8	34.9	29.5	4.9
Total liabilities	4,328.7	4,141.6	4,208.1	690.2
Redeemable non-controlling interests	14.0	14.0	14.0	2.4

SHAREHOLDERS’ EQUITY

Ordinary shares outstanding	540,947,314	536,118,676	536,608,446	536,608,446
ADS equivalent outstanding	270,473,657	268,059,338	268,304,223	268,304,223

Ordinary shares (US$0.01 par value)	39.7	39.4	39.4	6.5
Additional paid-in capital	1,651.0	5.0	9.5	1.6
Statutory reserves	161.0	165.7	168.2	27.6
Accumulated other comprehensive loss	(38.4)	(50.5)	(24.3)	(4.0)
Retained earnings	2,607.2	72.5	402.2	65.9
Total Shanda Games Limited shareholders’ equity	4,420.5	232.1	595.0	97.6
Non-controlling interests	53.3	305.5	310.3	50.8
Total shareholder's equity	4,473.8	537.6	905.3	148.4
Total liabilities and shareholders’ equity	8,816.5	4,693.2	5,127.4	841.0

Note:

(1)	Amounts presented revised for all historical periods to reflect the acquisition of certain commonly controlled businesses from the Company’s parent as if the acquisition had happened as of the beginning of the earliest period presented. Please refer to the “Note to the Financial Information” section in this press release for further information.

11

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for share and per share data)

	Three months ended
	December 31 2012 (1)	September 30 2013	December 31 2013
	RMB	RMB	RMB	US$
Net revenues:
MMO game revenues (2)	1,045.3	959.8	898.5	147.4
Mobile game revenues (2)	8.2	153.0	120.9	19.8
Other revenues (2)	41.7	11.9	9.9	1.6
Total net revenues	1,095.2	1,124.7	1,029.3	168.8

Cost of revenues	(257.5)	(322.6)	(255.9)	(41.9)
Gross profit	837.7	802.1	773.4	126.9

Operating expenses:
Product development	(186.3)	(179.2)	(186.1)	(30.5)
Sales and marketing	(91.1)	(104.5)	(121.5)	(19.9)
General and administrative	(88.2)	(102.8)	(67.2)	(11.1)
Goodwill impairment	-	(30.8)	-	-
Settlement of gain contingency with former shareholder	-	59.9	-	-
Total operating expenses	(365.6)	(357.4)	(374.8)	(61.5)

Income from operations	472.1	444.7	398.6	65.4

Interest income, net	23.3	20.7	3.6	0.6
Government financial incentives	56.3	48.6	49.1	8.1
Other income (expense), net	(36.1)	15.2	(10.8)	(1.9)
Income before income tax expense and equity in loss of affiliated companies	515.6	529.2	440.5	72.2

Income tax expense	(148.7)	(104.6)	(104.5)	(17.1)
Income from continuing operations, net of tax	366.9	424.6	336.0	55.1
Equity in loss of affiliated companies	(8.0)	(0.1)	(2.0)	(0.3)
Net income	358.9	424.5	334.0	54.8
Net (income) / loss attributable to non-controlling interests	(1.5)	(25.6)	1.3	0.2
Net income attributable to the Company’s shareholders	357.4	398.9	335.3	55.0

Earnings per ordinary share
Basic	0.66	0.75	0.63	0.10
Diluted	0.66	0.75	0.62	0.10

Earnings per ADS
Basic	1.32	1.50	1.26	0.20
Diluted	1.32	1.50	1.24	0.20

Weighted average ordinary shares outstanding
Basic	542,570,995	535,156,207	536,355,713	536,355,713
Diluted	542,579,324	536,678,693	537,240,907	537,240,907

Weighted average ADS outstanding
Basic	271,285,498	267,578,104	268,177,857	268,177,857
Diluted	271,289,662	268,339,347	268,620,453	268,620,453

Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	858.6	818.3	789.6	129.6
Intangible asset amortization arising from acquisitions	(20.9)	(15.8)	(15.8)	(2.6)
Share-based compensation cost	0.0	(0.4)	(0.4)	(0.1)
GAAP gross profit	837.7	802.1	773.4	126.9

Non-GAAP operating income	516.0	483.1	432.9	71.1
Intangible asset amortization arising from acquisitions	(31.7)	(27.5)	(25.4)	(4.2)
Share-based compensation cost	(12.2)	(10.9)	(8.9)	(1.5)
GAAP operating income	472.1	444.7	398.6	65.4

Non-GAAP net income attributable to the Company’s shareholders	393.8	429.0	361.6	59.4
Intangible asset amortization arising from acquisitions	(31.7)	(27.5)	(25.4)	(4.2)
Share-based compensation cost	(12.2)	(10.9)	(8.9)	(1.5)
Income tax effect	7.0	5.7	5.4	0.9
Intangible asset amortization arising from acquisitions attributable to non-controlling interests	0.5	2.6	2.6	0.4
GAAP net income attributable to the Company’s shareholders	357.4	398.9	335.3	55.0

Non-GAAP diluted earnings per share	0.73	0.80	0.67	0.11
Non-GAAP expense per share	(0.07)	(0.05)	(0.05)	(0.01)
GAAP diluted earnings per share	0.66	0.75	0.62	0.10

Non-GAAP diluted earnings per ADS	1.46	1.60	1.34	0.22
Non-GAAP expense per ADS	(0.14)	(0.10)	(0.10)	(0.02)
GAAP diluted earnings per ADS	1.32	1.50	1.24	0.20

Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

Cost of revenues	(20.9)	(15.8)	(15.8)	(2.6)
Product development	(6.9)	(7.9)	(7.9)	(1.3)
Sales and marketing	(1.4)	(1.4)	(1.2)	(0.2)
General and administrative	(2.5)	(2.4)	(0.5)	(0.1)
Total	(31.7)	(27.5)	(25.4)	(4.2)

12

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	-	(0.4)	(0.4)	(0.1)
Product development	(5.2)	(1.5)	(2.9)	(0.5)
Sales and marketing	0.1	(0.1)	(0.1)	-
General and administrative	(7.1)	(8.9)	(5.5)	(0.9)
Total	(12.2)	(10.9)	(8.9)	(1.5)

Notes:

(1)	Amounts presented revised for all historical periods to reflect the acquisition of certain commonly controlled businesses from the Company’s parent as if the acquisition had happened as of the beginning of the earliest period presented. Please refer to the “Note to the Financial Information” section in this press release for further information.

(2)	Starting with the first quarter of 2013, the Company adjusted the presentation of its financial statements in order to provide investors with a better understanding of the Company’s changing business. Previously, the Company reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two principal revenue categories. Three revenue categories are now being reported. These include MMO game revenues, mobile game revenues, and other revenues. Each of these three categories includes revenues derived inside and outside China. Prior period amounts reported under the pre-Q1 2013 classifications have been reclassified to conform to the current presentation.

13

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for share and per share data)

	Twelve months ended
	December 31 2012 (1)	December 31 2013
	RMB	RMB	US$
Net revenues:
MMO game revenues (2)	4,561.4	3,806.3	624.3
Mobile game revenues (2)	10.2	482.2	79.1
Other revenues (2)	147.0	56.2	9.2
Total net revenues	4,718.6	4,344.7	712.6

Cost of revenues	(1,155.8)	(1,135.8)	(186.3)
Gross profit	3,562.8	3,208.9	526.3

Operating expenses:
Product development	(712.3)	(714.1)	(117.1)
Sales and marketing	(317.6)	(447.5)	(73.3)
General and administrative	(412.9)	(348.5)	(57.2)
Goodwill impairment	-	(30.8)	(5.1)
Settlement of gain contingency with former shareholder	-	59.9	9.8
Total operating expenses	(1,442.8)	(1,481.0)	(242.9)

Income from operations	2,120.0	1,727.9	283.4
Interest income, net	106.1	77.7	12.7
Government financial incentives	183.9	159.4	26.1
Other income (expense), net	(54.9)	(7.2)	(1.1)
Income before income tax expense and equity in loss of affiliated companies	2,355.1	1,957.8	321.1

Income tax expense	(545.5)	(322.3)	(52.9)
Income from continuing operations, net of tax	1,809.6	1,635.5	268.2
Equity in loss of affiliated companies	(21.0)	(7.5)	(1.2)
Net income	1,788.6	1,628.0	267.0
Net income attributable to non-controlling interests	(23.2)	(40.2)	(6.6)
Net income attributable to the Company’s shareholders	1,765.4	1,587.8	260.4

Earnings per ordinary share
Basic	3.18	2.96	0.49
Diluted	3.18	2.95	0.48

Earnings per ADS
Basic	6.36	5.92	0.98
Diluted	6.36	5.90	0.96

Weighted average ordinary shares outstanding
Basic	554,813,612	536,790,221	536,790,221
Diluted	554,842,073	537,395,413	537,395,413

Weighted average ADS outstanding
Basic	277,406,806	268,395,110	268,395,110
Diluted	277,421,037	268,697,707	268,697,707

Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	3,652.1	3,272.8	536.7
Intangible asset amortization arising from acquisitions	(89.0)	(63.1)	(10.3)
Share-based compensation cost	(0.3)	(0.8)	(0.1)
GAAP gross profit	3,562.8	3,208.9	526.3

Non-GAAP operating income	2,300.5	1,873.8	307.4
Intangible asset amortization arising from acquisitions	(138.0)	(107.9)	(17.7)
Share-based compensation cost	(42.5)	(38.0)	(6.3)
GAAP operating income	2,120.0	1,727.9	283.4

Non-GAAP net income attributable to the Company’s shareholders	1,910.0	1,700.8	279.0
Intangible asset amortization arising from acquisitions	(138.0)	(107.9)	(17.7)
Share-based compensation cost	(42.5)	(38.0)	(6.3)
Income tax effect	31.9	22.7	3.7
Intangible asset amortization arising from acquisitions attributable to non-controlling interests	4.0	10.2	1.7
GAAP net income attributable to the Company’s shareholders	1,765.4	1,587.8	260.4

Non-GAAP diluted earnings per share	3.44	3.16	0.52
Non-GAAP expense per share	(0.26)	(0.21)	(0.04)
GAAP diluted earnings per share	3.18	2.95	0.48

Non-GAAP diluted earnings per ADS	6.88	6.32	1.04
Non-GAAP expense per ADS	(0.52)	(0.42)	(0.08)
GAAP diluted earnings per ADS	6.36	5.90	0.96

14

Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

Cost of revenues	(89.0)	(63.1)	(10.3)
Product development	(27.5)	(31.5)	(5.2)
Sales and marketing	(9.4)	(5.4)	(0.9)
General and administrative	(12.1)	(7.9)	(1.3)
Total	(138.0)	(107.9)	(17.7)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.3)	(0.8)	(0.1)
Product development	(20.1)	(12.1)	(2.0)
Sales and marketing	(0.2)	(0.1)	-
General and administrative	(21.9)	(25.0)	(4.2)
Total	(42.5)	(38.0)	(6.3)

Notes:

(1)	Amounts presented revised for all historical periods to reflect the acquisition of certain commonly controlled businesses from the Company’s parent as if the acquisition had happened as of the beginning of the earliest period presented. Please refer to the “Note to the Financial Information” section in this press release for further information.

(2)	Starting with the first quarter of 2013, the Company adjusted the presentation of its financial statements in order to provide investors with a better understanding of the Company’s changing business. Previously, the Company reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two principal revenue categories. Three revenue categories are now being reported. These include MMO game revenues, mobile game revenues, and other revenues. Each of these three categories includes revenues derived inside and outside China. Prior period amounts reported under the pre-Q1 2013 classifications have been reclassified to conform to the current presentation.

15

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except for share and per share data)

	Twelve months ended
	December 31 2012 (1)	December 31 2013
	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,788.6	1,628.0	267.0
Adjustments for:	-	-	-
Share-based compensation expenses	42.5	38.0	6.2
Depreciation and amortization	297.7	317.0	52.0
Other	43.5	1.5	0.2
Changes in operating assets and liabilities, net of effect of acquisitions:
Prepayments and licensing fees and royalties	13.8	(10.7)	(1.8)
Others	104.6	(275.2)	(45.0)
Net cash provided by operating activities	2,290.7	1,698.6	278.6

Cash flows from investing activities:
Purchase of property, equipment and intangible assets, net	(59.3)	(48.0)	(7.9)
Acquisitions (net of cash acquired) and purchase of equity investments	(50.6)	(1,319.2)	(216.4)
(Increase) / decrease in short-term investments	591.4	(585.9)	(96.1)
(Increase) / decrease in loan receivable and other receivables due from related parties	(1,413.3)	1,734.8	284.5
Others	(11.3)	13.1	2.2
Net cash (used in) investing activities	(943.1)	(205.2)	(33.7)

Cash flows from financing activities:
Payment for seller financing from Shanda Interactive on Shengzhan and Shengjing transactions	-	(1,839.5)	(301.7)
Repurchase of common stock	(255.4)	(64.1)	(10.5)
Proceeds from loan borrowings and other payables due to related parties	3,960.5	1,991.6	326.7
Repayment of loan borrowings and other payables due to related parties	(2,373.5)	(2,694.5)	(441.9)
Dividends paid	(1,810.0)	(6.6)	(1.1)
Net distribution to Shanda Interactive	(619.3)	(341.4)	(56.0)
Others	(19.9)	199.2	32.6
Net cash (used in) financing activities	(1,117.6)	(2,755.3)	(451.9)

Effect of exchange rate changes on cash and cash equivalents	6.6	7.1	1.1
Net decrease in cash and cash equivalents	236.6	(1,254.8)	(205.9)
Cash and cash equivalents, beginning of period	1,895.8	2,132.4	349.8
Cash and cash equivalents, end of period	2,132.4	877.6	143.9

Note:

(1)	Amounts presented revised for all historical periods to reflect the acquisition of certain commonly controlled businesses from the Company’s parent as if the acquisition had happened as of the beginning of the earliest period presented. Please refer to the “Note to the Financial Information” section in this press release for further information.

16